UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 8, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Innovative Wireless Technologies, Inc.

File No. 000-53421 - CF#25561

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Innovative Wireless Technologies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 10, 2010.

Based on representations by Innovative Wireless Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through December 10, 2011
Exhibit 10.2	through August 6, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel